Exhibit 99.1

Optimi Health Establishes Discretionary Equity Facility

VANCOUVER, British Columbia, August 14, 2026 (GLOBE NEWSWIRE) - Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced that it has entered into a common shares purchase agreement (the “Purchase Agreement”) with Seven Knots, LLC (“Seven Knots”), establishing an equity line of credit (the “ELOC”) under which the Company has the right, but not the obligation, to sell to Seven Knots up to US$100 million of its common shares from time to time over the term of the facility.

Sales under the ELOC are at the Company's discretion, subject to the terms and conditions of the Purchase Agreement. For each draw, Seven Knots is obligated to purchase the shares specified in the Company's purchase notice at a price per share equal to 97% of the lower of the lowest sale price of the common shares on the applicable purchase date and the volume-weighted average price during the applicable purchase period, subject to a maximum of US$2 million per draw. Each purchase period terminates if the share price falls below a floor equal to 85% of the closing price on the trading day prior to the day the purchase notice is delivered, or a higher price specified by the Company. No shares may be issued under the Purchase Agreement to the extent that, after giving effect to the issuance, Seven Knots and its affiliates would beneficially own more than 4.99% of the Company's outstanding common shares.

As consideration for Seven Knots' commitment, the Company issued to Seven Knots an unsecured, non-interest-bearing convertible promissory note in the principal amount of US$1.5 million (the “Initial Commitment Note”) and agreed to issue a second convertible promissory note on the same terms in the principal amount of US$500,000 if gross proceeds from sales under the ELOC equal or exceed US$7 million (together, the “Commitment Notes”). The Commitment Notes mature 24 months from their respective dates of issuance and are convertible at Seven Knots' option at a conversion price equal to 95% of the 20-day volume-weighted average price of the common shares, subject to a floor conversion price of US$3.00 per share. No shares may be issued upon conversion of the Commitment Notes to the extent that, after giving effect to the issuance, Seven Knots and its affiliates would beneficially own more than 2.99% of the Company's outstanding common shares. The Company may prepay the Commitment Notes in cash, or shares, at any time at 100% of principal, without premium or penalty, eliminating any further issuance of shares under the notes.

The Company will file a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale by Seven Knots of common shares issuable under the Purchase Agreement and the Commitment Notes. No shares may be sold under the ELOC until the registration statement is declared effective by the SEC. Copies of the Purchase Agreement, the Initial Commitment Note, and the related registration rights agreement will be furnished to the SEC in a report on Form 6-K, and a material change report will be filed under the Company's profile on SEDAR+ at www.sedarplus.ca. The foregoing descriptions are qualified in their entirety by reference to the full text of those documents. The facility remains subject to the policies of the Canadian Securities Exchange.

Joseph Gunnar & Co. LLC is acting as exclusive placement agent in connection with the ELOC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country's Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the availability of and potential sales under the ELOC, the issuance of the Commitment Note and any conversion or prepayment thereof, the filing and effectiveness of the registration statement on Form F-1, the anticipated use of any proceeds from the ELOC, and the anticipated benefits of the facility to the Company. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions.

Forward-looking statements are based on management’s assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements, including the risk that the registration statement is not filed or declared effective on the timeline anticipated or at all, that the Company does not sell any shares under the ELOC, that market conditions limit the amounts available under the facility, and the risks described in the Company's filings with the SEC and with Canadian securities regulators. There is a significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that management's assumptions may not be accurate and that actual results, performance or achievements may differ significantly from such predictions, forecasts, conclusions or projections expressed or implied by such forward-looking statements. We caution readers not to place undue reliance on the forward-looking statements in this press release as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. As a result of the foregoing, readers should not place undue reliance on the forward-looking information contained in this news release. For a more detailed discussion of certain of these risk factors, see those described under "Risk Factors" in the Company's registration statement on Form F-1 relating to the ELOC or in the Company's continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. The forward-looking statements contained in this press release are given as of the date hereof. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.